Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83.
19 November 2010

Via Edgar

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Mr. Schwall,

Thank you for your letter dated October 22, 2010 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Statoil ASA (“Statoil” or the “Company”) filed on March 26, 2010 (File Number 001-15200).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of Statoil is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Statoil and therefore is not submitted on a confidential basis.

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold text and have provided our responses immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.
We note from your responses to comment three of our letter dated June 24, 1010, that you had invested $900 million in your projects in Iran as of the end of 2009. You disclose in your Form 20-F, under the risk factor “Our activities in certain countries could lead to U.S. sanctions,” that the Iran Sanctions Act requires sanctions for any company that invests more

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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than $20 million in Iran’s energy sector in any 12-month period, and that you have provided US officials with information on your activities and investments in Iran.  You also disclose under that risk factor the amounts you invested in the Anaran Block project and the Khorammabad Block project; however, you do not disclose the amounts you invested in South Pars 6, 7 and 8.  In future reports, please revise the disclosure to include not only the net book value related to the South Pars investments at a stated date, but also the amount you invested in phases 6, 7 and 8 of the South Pars project.

In future reports, we will disclose not only the net book value related to the South Pars investments at a stated date, but also the amount we invested in phases 6, 7 and 8 of the South Pars project.

International E&P Strategy

2.	We note your response number five. Please confirm that you will define the term “gas value chain” if you use it in future filings.

We confirm that we will define the term “gas value chain” if we use it in future filings.

Proved Oil and Gas Reserves

3.	Please confirm that, in future filings, you will provide a footnote indicating that you have included bitumen reserves in the figures for oil and natural gas liquids and why you have done so.

We confirm that, in future filings, we will provide a footnote indicating that we have included bitumen reserves in the figures for oil and natural gas liquids and why we have done so.

4.	We note your response number seven. Please provide us with the “various continent models” that you reference.

The various continent models that we refer to in our response letter of 2 August 2010 are:

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The seven-continent model: North America, South America, Antarctica, Africa, Europe, Asia and Australia (see, e.g., “Continent”, Encyclopædia Britannica, http://www.britannica.com/EBchecked/topic/134805/continent).

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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The six-continent model (alternative 1): North America, South America, Antarctica, Africa, Eurasia and Australia (see, e.g., “Continent”, Encyclopædia Britannica, http://www.britannica.com/EBchecked/topic/134805/continent).

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The six-continent model (alternative 2): America, Antarctica, Africa, Europe, Asia and Australia. (We believe this is the model generally recognized in Mexico, see Ministry of Public Education in Mexico (Secretaría de Educación Pública), http://materialesenlinea.basica.sep.gob.mx/dtxt/SEP/Geografia6/index.php?startid=16#/14, Latin American countries, Spain and Portugal).

-	The five-continent model: America, Antarctica, Africa, Eurasia and Australia (see, e.g., National Geographic, “How many continents are there” http://www.nationalgeographic.com/faq/geography.html).

-	The four-continent model: America, Antarctica, Afro-Eurasia and Australia (based on contiguous landmass).

8.1.2 Significant Accounting Policies

Impairment of intangible assets and property, plant and equipment

5.	We note your response to prior comments 10 and 11. Please expand your disclosure to:

•	Disclose your pre-tax discount rate;
•
Assert clearly in the footnote, if true, that the use of a post-tax discount rate in determining value in use does not result in a materially different determination of the need for, and amount of impairment that would be required if a pre-tax discount rate had been used.

Please also confirm to us that you have completed a value in use calculation using a pre-tax discount rate.

In future filings we will disclose the range of pre-tax rates corresponding to the post-tax discount rates that will continue to be used in our impairment calculations.

We will also expand our disclosure in future filings to clearly assert that the use of post-tax discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of, impairment that would be

  Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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required if pre-tax discount rates had been used.

To comply with the Staff’s request, we confirm that we have completed a value in use calculation using a pre-tax discount rate computed using the methodology described in response number 11 in our letter of 2 August 2010.

8.1.28 Other commitments and contingencies
Insurance

6.
Your response to prior comment number 12 does not indicate whether you intend to disclose the major components of your insurance program and the amounts of your self-insured retentions in future filings. Please tell us if you intend to do so, and if not, explain why you believe disclosing such information would not provide useful information to the users of your financial statements.

In future filings, we will disclose the major components of our insurance program and the amounts of our self-insured retentions as set forth in response number 12 in our letter of 2 August 2010.

Development of Reserves

7.
We note your response number 8 and your reference to CD&I Question 131.03.  Explain to us why believe you these four projects fit within the guidance of C&DI Question 108.01 and why each of these projects, which each appear to involve several phrases or multiple wells, constitute a single project rather than an aggregate of several more discrete projects.

For each of these projects, tell us the amount of reserves that will remain undeveloped during the next 5 years and the number of years over which you expect to produce those reserves.

With regard to Azeri-Chirag-Gunashli, confirm to us that a final investment decision on all PUD reserves has been accomplished or whether this is just for the early phases.  Tell us also the portion of total capital expenditures made to date for this project.

Azeri-Chirag-Gunashli, Petrocedeño, Troll and Snøhvit are large field developments, three of them offshore, each with several billion dollar investments in complex infrastructures. Development of these fields will by their very nature require extensive, sustained drilling of wells for an extended period of time. A large part of

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central facilities are already in place and a significant part of the total investments are made. If significant amounts of hydrocarbons remain undeveloped, this would result in significant loss of capital. Therefore, it is highly unlikely that either of these field development projects would be prematurely terminated.

Further information for each of the projects is provided below.

Azeri-Chirag-Gunashli (ACG)
The proved undeveloped reserves in ACG are all related to a single field development, which has a definite cost estimate, a definite time schedule and a definite investment decision as stated in the guidance of C&DI Question 108.01. ACG is approved for funding by management and the platforms were fully operational by year end 2009. The sustained drilling of proved undeveloped well locations is a part of the project scope upon which the investment decision is based. ACG includes all classifications of reserves.

Accelerating the drilling of new wells, in order to develop the currently undeveloped proved reserves more quickly, would require additional investments which would negatively affect the returns from the project without increasing the total recovery from the field. Even if the plant capacity was increased, the expected life of the processing facility is longer than the typical well life. To keep the facility at or near its operating capacity during the life of the project, drilling of wells has to be sustained. Further, it would require an increase in the drilling rig capacity available to the ACG project which is currently not feasible due to market constraints.

With respect to C&DI Question 108.01, we believe the project fits within the guidance and that the project constitutes a single project rather than an aggregate of several more discrete projects. The entire project cannot be initiated at the same time due to the factors described above.

We expect that [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], which constitutes 20% of our proved reserves in ACG as at year end 2009, will remain as proved undeveloped reserves during the next 5 years. We expect that it will take 9 years to recover these reserves (which is the end of the Production Sharing Agreement for ACG).

Proved undeveloped reserves in ACG are related to platforms that have been in production three years or more (1997-2007), and we confirm that a final investment decision has been made on such proved undeveloped reserves.  The reserves from the final development phase, Chirag Oil Platform or COP (West Chirag Field), were not included in our proved reserves at year end 2009. This phase has been approved for development in 2010 and is currently under construction.

 Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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The capital expenditures booked for ACG relate to processing facilities and drilling. All of the processing facilities capital expenditure approved by management for ACG has been spent, and 35% of total drilling capital expenditure approved by management for ACG has been spent.

Petrocedeño
Petrocedeño is an extra heavy oil single development project through a full purpose of the value chain process, with a 25-year licence, with possible extension of 15 more years. The purpose of the value chain process is to produce Extra Heavy Oil (EHO) by diluting it with naphtha, and upgrading the diluted crude oil (DCO) to a lighter and sweeter syncrude, including by-products which are coke and sulphur. The field is already in production and all processing facilities have been built upfront. The project includes all classifications of reserves.

To fully develop the reserves in this large scale single project, a total of 1,400 wells will be needed. To produce from all these wells within 5 years would be unrealistic due to plant capacity constraints. The expected life of the plant facility is longer than the typical well life. To keep the facility at or near its operating capacity during the life of the project, drilling of wells has to be sustained.

We consider this to be a single project under the guidance of C&DI Question 108.01 because all of the wells were approved as part of one development plan including a definite cost estimate, time schedule and investment decision. The entire development is integral to the total economics of the development. The project can not be initiated at the same time due to the factors described above.

We expect that [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], which constitutes 62% of our proved reserves in Petrocedeño as at year end 2009, will remain as proved undeveloped reserves during the next 5 years. We expect production of these reserves will continue until 2032, which is the end of the Petrocedeño license period.

Troll
The Troll field (which consists of Troll West and Troll East) development project is one of the largest offshore gas developments in the world, and considerable investments have been made to date. Management has committed to developing the full field, both oil and gas, in the approved development plan in accordance with the guidance of C&DI Question 108.01. The undeveloped gas reserves are in the Troll West. The approved development plan for Troll includes a definite cost estimate, time schedule and investment decision. The sustained drilling of proved undeveloped well locations is a part of the project scope upon which the investment decision is based. The project includes all classifications of reserves.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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According to plan, the aim is to optimize the total recovery of oil and gas reserves in the field. Timing of the development of Troll West is part of the requirements imposed by the Norwegian authorities and was a prerequisite for their approval of the Plan for Development and Operation (PDO) for the Troll field. This requirement was put in place because if we were to start gas production earlier, this would result in the reservoir pressure dropping faster and negatively affect our ability to recover the oil in a sustainable manner. This production constraint results in drilling of wells over a sustainable period.

The Troll East is the largest gas reservoir on the Norwegian Continental Shelf and 85-90% of the exported gas from Troll is currently produced from this part of the field. The Troll East gas reserves are sufficient to maintain the current export level until 2024. The gas export level is regulated by yearly production permits, as granted by the authorities. From 2024, gas production from Troll West is required to uphold the current export level.

With respect to C&DI Question 108.01, we believe the project fits within the guidance and that the project constitutes a single project rather than an aggregate of several more discrete projects. The entire project can not be initiated at the same time due to the factors described above.

The proved undeveloped reserves in Troll West, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], correspond to 8% of our proved gas reserves in Troll as at year end 2009. We expect that these proved undeveloped reserves will remain undeveloped during the next 5 years and will be produced in the period 2024 to 2030.

Snøhvit
The Snøhvit PDO, which was approved by the Norwegian authorities in 2001, describes the production strategy for the Snøhvit project as a phased development starting with the Snøhvit structure followed by a phasing in of the Albatross and Askeladd structures as required in order to maintain plateau gas production. Management has made a definite investment decision and approved the funding of the entire project contemplated by the Snøhvit PDO. There is a definite cost estimate and a definite time schedule as stated in the guidance of C&DI Question 108.01. The sustained drilling of proved undeveloped well locations is a part of the project scope upon which the investment decision is based. The project includes all classifications of reserves.

The processing plant construction is fully operational. Snøhvit is currently producing at full capacity and increasing this capacity in order to accelerate development of the currently undeveloped reserves would require large additional investments. Even if the processing plant capacity was increased, the expected life of the processing

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facility is longer than the typical well life. To keep the facility at or near its operating capacity during the life of the project, drilling of wells has to be sustained.

With respect to C&DI Question 108.01, we believe the project fits within the guidance and that the project constitutes a single project rather than an aggregate of several more discrete projects. The entire project can not be initiated at the same time due to the factors described above.

We expect that [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], which constitutes 34% of our proved reserves in Snøhvit as at year end 2009, will remain as proved undeveloped reserves during the next 5 years. Production of these reserves is expected to continue until 2028.

*           *           *

If you have any questions relating to this letter, please contact Kathryn A. Campbell at +44 20 7959 8580. She may also be reached by facsimile at +44 20 3350 2080 and by email at campbellk@sullcom.com.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 20-F, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Very truly yours,

/s/Eldar Sætre
Eldar Sætre

cc:          Mark Wojciechowski
Mark Shannon
Ronald Winfrey

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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Norman von Holtzendorff
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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